SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Commission File Number:

FORM 12b-25

Notification of Late Filing

(Check One):

[] Form 10-K  [] Form 20-F  [] Form 11-K  [X] Form 10-Q  [] Form N-SAR

For Period Ended:                                           June 30, 2008

[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                                                                                                                                                     BBM Holdings, Inc.

Former Name if Applicable

1245 Brickyard Road, Suite 590
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84106
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant’s quarterly report on Form 10-QSB could not be filed within the prescribed time period because of the Registrant’s limited resources.  One of the Registrant’s key staff members responsible for overseeing the preparation of the Registrant’s periodic reports was not available to prepare the quarterly report.  As a result, on August 12, 2008, the Registrant retained an outside consultant to oversee the preparation of the quarterly report.   The outside consultant has been coordinating closely with the Registrant’s accountants, Child, Van Wagoner & Bradshaw, PLLC, and has been working diligently to complete Registrant’s quarterly report.  However, as of the date of this report, the Registrant has not yet completed the preparation of the Registrant’s quarterly report.

The Registrant is a small company with limited resources available to dedicate to the preparation of this quarterly report on Form 10-QSB, despite having engaged an outside consultant to assist the Registrant in the process. These developments put a tremendous strain on our scarce resources and diverted our attention towards assessing their implications in terms of both the reporting issues as well as the financial issues.

Part IV - Other Information

(1)  Name and telephone number of person to contract in regard to this notification.

Andew Limpert                                        (801)                                    433-2000
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).[X] Yes   [] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[] Yes   [X] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BBM Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           August 14, 2008                                           By
Andrew Limpert
President and Chief Executive Officer